UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70576

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: UNest Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5161 Lankershim Blvd #250
(No. and Street)

North Hollywood	CA	91601
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Doniger	516-721-8491	michael@unestsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Davila Advisory LLC
(Name – if individual, state last, first, and middle name)

10135 Manchester Rd, Suite 206	St Louis	MO	63122
(Address)	(City)	(State)	(Zip Code)

11/21/2019	6667
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Doniger, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of UNest Securities LLC, as of December 31, 2 022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
Managing Director

Notary Public

SCOTT L. KESTENBAUM
NOTARY PUBLIC-STATE OF NEW YORK
No. 02KE6319304
Qualified in New York County
My Commission Expires Feb. 17, 20 2 1

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

UNEST SECURITIES LLC

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

DECEMBER 31, 2022

UNEST SECURITIES LLC

CONTENTS

DAVILA ADVISORY LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
UNest Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of UNest Securities, LLC (the "Company") as of December 31, 2022, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of UNest Securities, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in the "Supplementary Schedules" (the "supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in the "Supplementary Schedules" is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as UNest Securities, LLC's auditor since 2021.

Davila Advisory, LLC

Saint Louis, Missouri
April 14, 2023

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

UNEST SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

ASSETS		
Cash	$	146,280
Due from related party		23,478
Prepaid expenses		32,953
TOTAL ASSETS	$	202,711

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	10,876
TOTAL LIABILITIES		10,876
MEMBER'S EQUITY		191,835
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	202,711

The accompanying notes are an integral part of these financial statements.

UNEST SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUES	$ 23,478
EXPENSES	
Payroll expenses	167,551
Clearing	110,000
Professional fees	79,846
Regulatory	36,397
Computer & internet	26,153
Insurance	15,810
Facilities	13,956
Office	12,690
TOTAL EXPENSES	462,403
NET LOSS	$ (438,925)

The accompanying notes are an integral part of these financial statements.

UNEST SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

MEMBER'S EQUITY, JANUARY 1, 2022	$	211,575
Member's Contributions		419,185
Net loss		(438,925)
MEMBER'S EQUITY, DECEMBER 31, 2022	$	191,835

The accompanying notes are an integral part of these financial statements.

UNEST SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (438,925)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses	3,600
Due from related parties	(23,478)
Accounts payable and accrued expenses	8,626
Due to related parties	(69,620)
NET CASH USED IN OPERATING ACTIVITIES	(519,797)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	419,185
NET CASH PROVIDED BY FINANCING ACTIVITES	419,185
NET CHANGE IN CASH	(100,612)
CASH, BEGINNING OF PERIOD	246,892
CASH, END OF PERIOD	$ 146,280

Supplemental cash flows disclosures:	
Income tax payments	$ -
Interest payments	$ -

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

UNest Securities LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized under the laws of the State of Delaware and was approved by FINRA on May 18, 2021.

The Company is a single member LLC, wholly owned by UNest Holdings Inc. (the "Sole Member"). The Company is an introducing broker dealer for UGMA/UTMA accounts and conducts business on a fully disclosed basis with Apex Clearing. The Company provides fully disclosed broker dealer services for its affiliated registered investment advisor, UNest Advisers.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company records revenue under the provisions of ASC 606, Revenue from Contracts with Customers. Under this standard, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contacts.

Revenue from contracts with customers includes fees from a related party (see note 4) for set up and maintenance of accounts. The recognition and measurement of these fees is based on the assessment of the individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. The Company recognizes revenue on these products upon the completion of the performance obligations, at the transaction price stipulated in each contract.

Note 2 - Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a limited liability company and is treated as a partnership for income tax purposes. As a result, no federal or State income taxes are provided as they are the responsibility of the Sole Member.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2022, the Company had net capital of $125,404, which exceeded its requirement of $5,000 by $120,404. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2022, this ratio was .087 to 1.

Note 4 - Related Party Transactions

The Company has an Expense Sharing Agreement ("Agreement") with its Sole Member, UNest Holdings, Inc. The Agreement covers payroll, equipment, and administrative expenses. Direct expenses of the Company are outside the scope of the Agreement and are paid directly by the Company.

During the period ended December 31, 2022, the Company recorded $325,564 of expenses under the Agreement. As a result of the Agreement, the Company owed $0 to this related party at December 31, 2022.

During the period ended December 31, 2022, the Company earned fees of $23,478 from its Sole Member. The Sole Member owed fees of $23,478 to the Company at December 31, 2022.

Note 5 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

Note 6 - Commitments and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit during the period ended December 31, 2022.

Note 7 - Subsequent Events

Events have been evaluated through the date the financial statements were available to be issued. During this period, there were no material subsequent events which would require disclosure.

UNEST SECURITIES LLC
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2022

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL		
Total Member's Equity	$	191,835
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets		56,431
Excess fidelity bond charge		10,000
NET CAPITAL		125,404
Less: Minimum net capital requirements at 12.5% of aggregate indebtedness ($5,000 if higher)		5,000
EXCESS NET CAPITAL	$	120,404
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	10,876
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.087 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited, amended Form X-17A-5, Part IIA filing as of December 31, 2022.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS INDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of SEA Rule 15c3-3 since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(ii) of the rule.

DAVILA ADVISORY LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
UNest Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) UNest Securities, LLC identified the following provisions of 17 C.F.R. section 15c3-3(k) under which UNest Securities, LLC claims an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) UNest Securities, LLC stated that UNest Securities, LLC met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2022 without exception. UNest Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about UNest Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Davila Advisory, LLC

Saint Louis, Missouri
April 14, 2023

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

UNest Securities, LLC
Exemption Report
December 31, 2022

UNest Securities, LLC, ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claims an exemption from 17 C.F.R. §240.15c3-3 under Section k(2)(ii).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) for the most recent fiscal year without exception.

I, Michael Doniger, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Mike Doniger

Michael Doniger, Managing Director